Filed Pursuant to Rule 424(b)(3)
Registration No. 333-270624

SUPPLEMENT NO. 7 TO

PROSPECTUS OF HAMMERHEAD ENERGY INC.

This prospectus supplement amends and supplements the prospectus dated May 1, 2023 as supplemented or amended from time to time (the "Prospectus"), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-270624). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, which was furnished to the Securities and Exchange Commission on September 6, 2023 (the "Form 6-K"). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Shares and Warrants are listed on The Nasdaq Stock Market LLC ("Nasdaq") under the symbols "HHRS" and "HHRSW", respectively, and on the Toronto Stock Exchange (the "TSX") under the symbols "HHRS" and "HHRS.WT," respectively. On September 5, 2023, the last reported sales prices of the Class A Common Shares on Nasdaq and the TSX were $10.81 and C$14.68 respectively, and the last reported sales prices of the Warrants were $3.05 and C$4.08, respectively.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 5 of the Annual Report and beginning on page 5 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This Supplement No. 7 is dated September 6, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number 001-41630

HAMMERHEAD ENERGY INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name)

Suite 2700, 525-8th Avenue SW

Calgary, Alberta, T2P 1G1

(403) 930-0560

(Address and telephone number of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release, dated September 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hammerhead Energy Inc.

Date: September 6, 2023	By:	/s/ Scott Sobie
Name: Scott Sobie
Title: President and Chief Executive Officer

Eighth Avenue Place  |  Suite 2700, 525 - 8 Ave SW  |  Calgary, Alberta T2P 1G1

Hammerhead Energy Inc. Announces Increased 2023 Production Guidance

CALGARY, ALBERTA – September 6, 2023 – Based upon continued strong execution in the field with respect to both costs and performance, Hammerhead Energy Inc. (“Hammerhead” or the “Company”) (TSX: HHRS, HHRS.WT; NASDAQ: HHRS, HHRSW) is pleased to announce increased 2023 annual average production guidance of 41,500 boe/d3 from the previous estimate of 40,200 boe/d. Crude oil production is estimated to be 35% of production from a prior estimate of 33%. Since coming on production August 6th, performance to date on the 12-well North Karr 10-14 pad has thus far materially exceeded the Company’s internal forecast, with peak pad production exceeding 17,800 boe/d3 (over 50% crude oil). As a result, field estimates of Hammerhead’s corporate production volumes for the month of August averaged 48,500 boe/d3, while also having additional production “behind pipe” due to North Karr total production capability exceeding infrastructure capacity. Based on the current commodity price strip, the 12-well pad at North Karr 10-14 is currently on track to achieve payout6 in three months or less based on average DCET well costs of only $7.9 million per well.

On the whole, corporate well performance has exceeded type curves at the same time that capital costs have come in lower than forecast. Due to these savings, Hammerhead is reducing its capital expenditures guidance in 2023 to $500 million5 from $525 million. Updated 2023 production guidance continues to assume that the new South Karr 5-11 nine-well pad does not commence production until January 2024, although drilling operations have been completed ahead of planned timing while expansion of infrastructure at South Karr is still expected to be completed before the end of 2024. Total 2023 cash costs per boe are also tracking previous guidance. Finally, we now note that based on the current commodity price strip, Hammerhead expects to enter into a “free funds flow”7 status earlier than previously anticipated, in October 2023. As previously communicated, Hammerhead expects to introduce a formal return of capital strategy beginning in 2024, subject to approval by Hammerhead’s Board of Directors.

Scott Sobie, President and CEO of Hammerhead notes, "Our business is improving dramatically with accelerated momentum due to capital efficiencies and production results being better than expected. Our transition to meaningful free cash flow in 2024, as well as a return of capital strategy, is an exciting pivot for our firm. The implications of our South Karr asset coming on line could verify our expectations of increased production results that have the potential to be the strongest among our whole asset base, and in addition, will provide several new Lower Montney tests."

1 | Hammerhead Energy Inc.	Operations Update September 2023

Eighth Avenue Place  |  Suite 2700, 525 - 8 Ave SW  |  Calgary, Alberta T2P 1G1

Hammerhead's updated 2023 annual guidance is outlined below:

Forward-looking information[1]		Updated 2023 annual guidance	2023 annual guidance[2]
Average production	boe/d	41,500	40,200
Crude oil[4]	%	35	33
Natural gas liquids ("NGLs")%		12	12
Natural gas[4]	%	53	55
Capital expenditures[5]	$MM	500	525

1 Forward looking information are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated with forward looking information. See "Forward-Looking Statements".

2 The Company's 2023 annual guidance is updated from the guidance previously announced on March 28, 2023 in the Company's 2022 management's discussion and analysis for the year-ended December 31, 2022, and accompanying press release and confirmed in the Company's press release dated August 3, 2023.

3 See "Reader Advisory - Oil and Gas Matters" for such production by product type.

4 References in the table above to crude oil refer to the tight oil product type, and references to natural gas refer to the shale gas product type.

5 Capital expenditures is a non-GAAP measure. Net cash used in investing activities is the most directly comparable generally accepted accounting principles ("GAAP") measure to capital expenditures. See "Non-GAAP and Other Financial Measures Advisory".

6 Payout is an oil and gas metric that is calculated as the amount of time it takes for production from a well to fully pay for DCET capital. See "Reader Advisory - Oil and Gas Matters".

7 Free funds flow is a non-GAAP measure.  Net cash from operating activities is the most directly comparable GAAP measure to free funds flow. See "Non-GAAP and Other Financial Measures Advisory".

2 | Hammerhead Energy Inc.	Operations Update September 2023

About Hammerhead Energy Inc.

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of Hammerhead, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560

Reader Advisory

Currency

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Forward Looking Statements

Certain information contained herein may constitute forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve known and unknown risks, assumptions, uncertainties and other factors. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements may be identified by words like “anticipates”, “estimates”, “expects”, “indicates”, “forecast”, “intends”, “may”, “believes”, “could”, “should”, “would”, “plans”, “proposed”, “potential”, “will”, “target”, “approximate”, “continue”, “might”, “possible”, “predicts”, “projects” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include but are not limited to: the Company's assessment of future plans, operations and strategies; the Company's updated 2023 production outlook and guidance; expectations for 2023 and benefits to be derived therefrom; the Company's 2023 capital program and drilling plans; the Company's updated 2023 corporate outlook and guidance, including anticipated production, production  mix, cash costs (royalties, operating costs, transportation costs, net general and administrative costs, cash interest and financing costs, cash taxes) and capital expenditures; that the Company will have meaningful free cash flow by 2024; expectations regarding the South Karr asset and the anticipated benefits therefrom; the performance of the North Karr wells, including the estimate timing to achieve payout at North Karr 10-14; the anticipated timing of the new South Karr well pad beginning production and the expansion of infrastructure at South Karr being completed; the focus of the Company's operations and the Company's drilling plans and targets and the anticipated timing thereof; the Company's expectations regarding in-field infrastructure capability by the end of 2023; the Company's expectations regarding free cash flow generation including the anticipated timing thereof; the Company's intention to implement a formal shareholder return strategy and the anticipated timing thereof; the Company's expected production growth; the Company's general strategy for its business and assets; and other matters related to the foregoing.

3 | Hammerhead Energy Inc.	Operations Update September 2023

Such forward-looking statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: the impact of general economic conditions; volatility in market prices for crude oil and natural gas; industry conditions; currency fluctuations; imprecision of reserve estimates; liabilities inherent in crude oil and natural gas operations; environmental risks; incorrect assessments of the value of acquisitions and exploration and development programs; the lack of availability of qualified personnel, drilling rigs or other services; changes in income tax laws or changes in royalty rates and incentive programs relating to the oil and gas industry including abandonment and reclamation programs; hazards such as fire, explosion, blowouts, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; the Company's ability to access sufficient capital from internal and external sources; Hammerhead’s success in retaining or recruiting, or changes required in, its officers, key employees or directors; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company's resources; the ability of the Company to execute its business plan; general economic and business conditions; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; pricing pressures and supply and demand in the oil and gas industry; fluctuations in currency and interest rates; inflation; risks of war, hostilities, civil insurrection, pandemics and epidemics, and general political and economic instability (including the ongoing Russian-Ukrainian conflict); severe weather conditions, including risks related to Alberta’s wildfires, and risks related to climate change; terrorist threats; risks associated with technology; changes in laws and regulations, including environmental, regulatory and taxation laws, and the application of such changes to the Company's future business; availability of adequate levels of insurance; difficulty in obtaining necessary regulatory approvals and the maintenance of such approvals; risks related to the Company's 2023 capital program and drilling plans; the anticipated timing of a new facility being brought on-steam is delayed; risk that the performance of the South Karr asset is different than anticipated; will not achieve the expected results; risk that the performance of the North Karr wells is different than anticipated; risk that the estimated timing to achieve payout at North Karr 10-14 is delayed; the anticipated timing of the new South Karr well pad beginning production and the expansion of infrastructure at South Karr being completed is delayed; risk that the Company does not generate material free cash flow and is unable to return cashflow to shareholders; risk that the company does not implement a shareholder return strategy; and risk that the Company's 2023 corporate outlook and guidance, including anticipated production, production mix, cash costs (royalties, operating costs, transportation costs, net general and administrative costs, cash interest and financing costs, cash taxes) and capital expenditures is different than anticipated. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

With respect to forward-looking statements contained in this press release, the Company has made assumptions regarding, among other things: availability of future acquisition opportunities; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future currency exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of competition; the general stability of the economic and political environments in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop its oil and gas properties in the manner currently contemplated; the estimates of the Company's reserves and production volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the Company's ability to add production and reserves through development and exploration activities; and other matters. Although the Company believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered.

4 | Hammerhead Energy Inc.	Operations Update September 2023

Management has included the above summary of assumptions and risks related to forward-looking information provided in this document in order to provide shareholders with a more complete perspective on the Company's current and future operations and such information may not be appropriate for other purposes. the Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Company will derive. The forward-looking statements contained in this press release speak only as of the date of this press release. Accordingly, forward-looking statements should not be relied upon as representing Hammerhead's views as of any subsequent date, and except as expressly required by applicable securities laws, Hammerhead does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Hammerhead's future shareholder returns, if any, and the level thereof is uncertain. Any decision to return cash flow to shareholders will be subject to the discretion of the board of directors of Hammerhead and may depend on a variety of factors, including, without limitation, Hammerhead's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Hammerhead under applicable corporate law. Further, the actual amount and timing of any shareholder returns are subject to the discretion of the board of directors of Hammerhead. There can be no assurance that Hammerhead will make any returns to shareholders.

This press release contains information that may be considered a financial outlook under applicable securities laws about the Company's potential financial position, including, but not limited to, the Company's 2023 anticipated cash costs (royalties, operating costs, transportation costs, net general and administrative costs, cash interest and financing costs, cash taxes) and capital expenditures, all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of the Company and the resulting financial results will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook. The financial outlook contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the Company's potential future business operations. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

Oil and Gas Matters

The Company's aggregate production for the selected periods below, and the references to "natural gas", "crude oil" and "NGLs", reported in this press release consist of shale gas, tight oil and natural gas liquid product types, respectively, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

Field Estimated August Monthly Production:

Average
Tight oil (bbls/d)	18,213
Shale gas (Mcf/d)	148,648
Natural gas liquids (bbls/d)	5,503
Total (boe/d)	48,491

12-well pad at North Karr 10-14 Peaking at:

Peak Daily Rate
Tight oil (bbls/d)	10,253
Shale gas (Mcf/d)	37,282
Natural gas liquids (bbls/d)	1,356
Total (boe/d)	17,822

5 | Hammerhead Energy Inc.	Operations Update September 2023

This press release contains certain oil and gas metrics, including payout and DCET capital, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this document to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. DCET includes all capital spent to drill, complete equip and tie-in a well. Payout means the anticipated years of production from a well required to fully pay for the DCET of such well. Management uses these oil and gas metrics for its own performance measurements and to provide security holders with measures to compare the Company's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

In this press release, Hammerhead references certain type curves and well economics which are based on Hammerhead's historical production. Such type curves and well economics are useful in understanding management's assumptions of well performance in making investment decisions in relation to development drilling in certain areas and for determining the success of the performance of wells; however, such type curves and well economics are not necessarily determinative of the production rates and performance of existing and future wells and such type curves do not reflect the type curves used by Hammerhead's independent qualified reserves evaluator in estimating Hammerhead's reserves volumes. The type curves can differ as a result of varying horizontal well length, stage count and stage spacing. The type curves represent the average type curves expected.

References in this press release to production test rates and "peak rates" are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery.  Investors are cautioned not to place reliance on such rates in calculating the aggregate production for Hammerhead. Hammerhead has not conducted a pressure transient analysis or well-test interpretation on a subset of the wells referenced in this press release. As such, all data should be considered to be preliminary until such analysis or interpretation has been done.

The term "Boe" means a barrel of oil equivalent on the basis of 6 Mcf of natural gas to 1 barrel of oil ("bbl"). Boe's may be misleading, particularly if used in isolation. A boe conversation ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio at 6:1 may be misleading as an indication of value.

Abbreviations

The following is a list of abbreviations that may be used in this press release:

bbl	barrel	NGL	Natural gas liquids
bbls	barrels	Crude oil	Tight oil as defined in National Instrument 51-101
bbls/d	barrels per day	Natural gas	Shale gas as defined in National Instrument 51-101
boe	barrels of oil equivalent	GAAP	generally accepted accounting principles
boe/d	barrels of oil equivalent per day	DCET	Drilling, Completion, Equipment & Tie-in
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day

6 | Hammerhead Energy Inc.	Operations Update September 2023

Non-GAAP and Other Financial Measures Advisory

This press release includes certain meaningful performance measures commonly used in the oil and natural gas industry that are not defined under International Financial Reporting Standards ("IFRS"), as outlined below. These performance measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS. Readers are cautioned that these non-GAAP measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other entities. The non-GAAP measures used in this press release are summarized as follows:

Capital Expenditures

Management uses capital expenditures to determine the amount of cash flow used for capital reinvestment and compare its capital expenditures to budget. The measure is comprised of additions to property, plant and equipment ("PP&E") per the consolidated statements of cash flows. See the following table for the reconciliation of capital expenditures to net cash used in investing activities, the most directly comparable GAAP measure for the three and six months ended June 30, 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	2023	2022
Net cash used in investing activities	132,309	68,414	274,632	163,928
Net change in accounts payable related to the addition of PP&E	(37,043)	(18,027)	(6,924)	(31,053)
Capital expenditures	95,266	50,387	267,708	132,875

Free Funds Flow

Free funds flow is an indicator of the efficiency and liquidity of the business and provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of long-term debt. The measure is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations.

Adjusted funds from operations is funds from operations adjusted for other items that are not considered part of the long-term operating performance of the business. Funds from operations is comprised of cash provided by operating activities, excluding the impact of changes in non-cash working capital and settlement of decommissioning obligations. Management believes excluding the changes in non-cash working capital provides a meaningful performance measure of the Company's operations on an ongoing basis, as it removes the impact of changes in timing of collections and payments, which are variable. Decommissioning provision costs incurred also vary depending upon the Company’s planned capital program and the maturity of operating areas requiring environmental remediation.

Management considers these measures to be key, as they demonstrate the Company's ability to generate the necessary funds to maintain production and fund future growth. Funds from operations, adjusted funds from operations and free funds flow as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

7 | Hammerhead Energy Inc.	Operations Update September 2023

The following table reconciles funds from operations, adjusted funds from operations and free funds flow to net cash from operating activities, which is the most directly comparable GAAP measure:

	Three Months Ended June 30,		Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	2023	2022
Net cash from operating activities	75,855	129,623	191,396	200,086
Changes in non-cash working capital	27,538	(8,038)	37,815	22,124
Realized foreign exchange gain on warrant purchase	196	—	196	—
Settlement of decommissioning obligations	54	—	54	123
Funds from operations	103,643	121,585	229,461	222,333
Transaction costs	94	—	9,061	—
Transaction costs, non-cash	—	—	(5,793)	—
(Gain) loss on foreign exchange	(3,274)	4,720	(3,327)	2,603
Unrealized gain (loss) on foreign exchange	3,346	(4,460)	3,512	(2,386)
Other income, excluding transportation income	(294)	(1,939)	(605)	(2,180)
Adjusted funds from operations	103,515	119,906	232,309	220,370
Capital expenditures	(95,266)	(50,387)	(267,708)	(132,875)
Settlement of decommissioning obligations	(54)	—	(54)	(123)
Free funds flow	8,195	69,519	(35,453)	87,372

8 | Hammerhead Energy Inc.	Operations Update September 2023